April 11, 2012

VIA HARD COPY AND EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 28, 2011

Filed December 21, 2011

File No. 1-03011

Dear Mr. Cash,

This letter responds on behalf of The Valspar Corporation (the “Company”) to your comment letter to Ms. Lori A. Walker dated March 28, 2012 with respect to the filing listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 28, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Critical Accounting Policies and Estimates, page 20

Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 20

1.	We note your responses to prior comment one from our letter dated February 2, 2012 and appreciate the additional information you have provided. Please address the following:

•	Based on the change to your reporting units, please explain to us how you allocated or re-allocated goodwill to the two additional reporting units that you tested in FY 2011. Refer to ASC 350-20-35-41 through 46.

We followed the guidance in ASC 350-20-35-45 and 53 to allocate the goodwill to the identified reporting units. Specifically, we allocated the total goodwill of the industrial operating segment at the time of the impairment analysis to the reporting units based on relative fair value, which was primarily influenced by the net sales of the respective reporting units. The specific amount of goodwill allocated to each of the two additional reporting units in FY 2011 was set out in our response letter to the Commission dated February 27, 2012.

Mr. John Cash

April 11, 2012

•	Please explain to us how you determined that the operating segments you aggregate into your reportable segments meet all the aggregation criteria in ASC 280-10-50-11. Please specifically address the economic similarity of the operating segments in Coatings, especially in light of your disclosures regarding your expectations for the wood coatings product line.

We reviewed the requirements of ASC 280-10-50-11 as part of our annual impairment testing and determined that the operating segments within our reportable segments meet all aggregation criteria set forth within the standard. Specifically, we considered the following in determining whether aggregation was allowed:

Reportable segment	Coatings	Paints
Operating segments	Packaging & Industrial	Consumer & Automotive
Economic characteristics	Our operating segments within the reportable segment have demonstrated similar economic characteristics. Refer to Appendix I for specific discussion of the economic characteristics of the operating segments.	Our operating segments within the reportable segment have demonstrated similar economic characteristics.
Nature of the products and services	Technology driven coatings sold to global OEM customers. These products are engineered to meet strict quality and performance standards under a wide range of production and application conditions.	Branded products sold globally to either a wholesale or retail distributor. These products are considered somewhat less technologically advanced than products within our Coatings segment and the performance standards tend to be relatively less strict and detailed.
Nature of the production process	The production processes are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including mixers, grinders and storage and reaction tanks. Many of our plants manufacture multiple product lines using the same labor force.	The production processes are nearly identical, using many of the same raw materials and nearly interchangeable equipment, including small container filling lines.
Type or class of customer for their products or services	These products are typically sold to original equipment manufacturers (OEMs). In certain cases, both operating segments sell to the same customers.	These products are typically sold to either a wholesale or retail distributor.

Mr. John Cash

April 11, 2012

Methods used to distribute their products or provide their services	These products are normally made “to order” and are packaged in large drums or bulk tanks, which are typically sold to original equipment manufacturers (OEMs) who apply the Coatings products to their own products. These customers require significant technical service to ensure that our coatings are working properly and meeting the customers’ technical requirements.	These products are normally made “to inventory” (not to a particular customer order) and are packaged in small containers, which are typically sold to either a wholesale or retail distributor. The manner of distribution is through the distributor, who sells the products to the next buyer in the chain, oftentimes a consumer. The products do not require significant technical assistance in the sale or distribution process, but they do require marketing assistance. Point-of-purchase marketing materials, brand names and label and color selection are important to the final consumers of these products, and we provide customized marketing and merchandising programs for our largest customers to allow them to differentiate their paint offerings from competitors’ offerings.
Nature of the regulatory environment (if applicable)	Similar regulatory environment around the world.	Similar regulatory environment around the world, including labeling requirements for products purchased by consumers.

Mr. John Cash

April 11, 2012

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments, and we look forward to discussing our responses with you.

Sincerely,

/s/Lori A. Walker

Lori A. Walker

Cc:	Julie Kunkel, Partner, Ernst & Young LLP
Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP

Mr. John Cash

April 11, 2012

Appendix I

On behalf of The Valspar Corporation and pursuant to 17 C.F.R. Section 200.83 (Rule 83), confidential treatment has been requested for this Appendix and its contents, which is identified by Bates number VAL002 in the applicable FOIA Confidential Treatment Request.